UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Morton’s Restaurant Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-3490149
(State of Incorporation or Organization)	(IRS Employer Identification No.)

325 North LaSalle Street, Suite 500

Chicago, Illinois 60654

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Convertible Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:              (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE

EXPLANATORY NOTE

Item 1.	Description of Registrant’s Securities to be Registered.

This registration statement on Form 8-A relates to the registration under the Securities Exchange Act of 1934, as amended, of shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Convertible Preferred Stock”) of Morton’s Restaurant Group, Inc., a Delaware Corporation (the “Registrant”). The Registrant’s certificate of incorporation provides that its board of directors has the authority to issue up to 30,000,000 shares of preferred stock, par value $0.01. Pursuant to the terms of the settlement of a nationwide class action entitled Johnson et al. v. Morton’s Restaurant Group, Inc. et al., brought before the American Arbitration Association, the Registrant will issue on or about February 26, 2010, 1,200,000 shares of Series A Convertible Preferred Stock, par value $0.01 in a transaction exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended. On January 28, 2010, an order approving the settlement was granted by the United States District Court for the District of Massachusetts.

The following summary of the terms of our Series A Convertible Preferred Stock is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation, as amended, which we refer to as our certificate of incorporation, our amended and restated by-laws, which we refer to as our by-laws, and the certificate of designations with respect to the Series A Convertible Preferred Stock (the “Certificate of Designations”). Copies of our certificate of incorporation, by-laws and the Certificate of Designations are incorporated herein by reference and will be provided at no charge upon request.

Description of Series A Convertible Preferred Stock

When issued, the Series A Convertible Preferred Stock and any common stock issued upon the conversion of the Series A Convertible Preferred Stock will be fully paid and nonassessable. The transfer agent, for shares of the Series A Convertible Preferred Stock, is American Stock Transfer and Trust Company.

Holders of Series A Convertible Preferred Stock (“Holders”) shall not be entitled to participate in any dividends declared on any securities when and if declared by the board of directors of the Registrant, including any dividends declared and paid on the Registrant’s common stock, par value $0.01 per share (the “Common Stock”). The Series A Convertible Preferred Stock has a liquidation preference of $5.00 per share (the “Liquidation Preference”) in the event of any liquidation, dissolution or winding up of the affairs of the Registrant, and ranks senior to the Common Stock with respect to such Liquidation Preference. The sale, conveyance, exchange or transfer of all or substantially all of the stock, property or assets of the Registrant shall not be deemed a liquidation, dissolution or winding up of the affairs of the Registrant, nor shall the recapitalization or reclassification of the stock of the Registrant or the merger, consolidation or any other combination of any other corporation or person into the Registrant be deemed a liquidation, dissolution or winding up of the affairs of the Registrant.

At any time on or after the two-year anniversary of issuance, Holders may elect to convert some or all of the shares of Series A Convertible Preferred Stock held by such Holder into shares of Common Stock at a rate of 1 share of Common Stock per share of Series A Convertible Preferred Stock, subject to certain adjustments set forth in the Certificate of Designations. In addition, at any time prior to a voluntary conversion by a Holder, so long as the Series A Convertible Preferred Stock has traded for any period of ten or more consecutive business days at a price that is equal to or greater than the Liquidation Preference, the Registrant shall have right to convert each share of Series A Convertible Preferred Stock into shares of Common Stock at a rate of 1 share of Common Stock per share of Series A Convertible Preferred Stock, subject to certain adjustments set forth in the Certificate of Designations. Furthermore, at any time prior to a voluntary conversion by a Holder, the Registrant may redeem some or all of the outstanding Series A Preferred Stock at a price equal to the Liquidation Preference per share of Series A Convertible Preferred Stock upon notice to the Holders. The Series A Preferred Stock will not be subject to any sinking fund or other similar provisions.

Except as otherwise required by law, Holders shall not have the right to vote on any matters brought before the stockholders of the Registrant, except that the affirmative vote or consent of at least two-thirds of the Holders shall be required for the Registrant to (i) amend, alter or repeal its certificate of incorporation if such amendment, alteration or repeal would alter or change any power, performance or special right of the Series A Convertible Preferred Stock in any manner materially adverse to the Holders or (ii) authorize, create, increase the authorized amount of or issue any class or series of securities that rank senior in preference to the Series A Convertible Preferred Stock as to rights on liquidation, dissolution or winding up of the Registrant. Holders shall not have any preemptive rights whatsoever as to any securities of the Registrant.

Item 2.	Exhibits.

3.1	Amended and Restated Certificate of Incorporation of the Registrant (included as an exhibit to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1, filed on February 7, 2006 and incorporated by reference).

3.2	Amended and Restated By-Laws of the Registrant (included as an exhibit to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1, filed on February 7, 2006, and incorporated by reference).

3.3	Certificate of Designations of the Series A Convertible Preferred Stock.

4.1	Specimen Series A Convertible Preferred Stock Certificate.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Morton’s Restaurant Group, Inc..

By:	/s/ Ronald M. DiNella
Ronald M. DiNella
Senior Vice President, Chief Financial Officer and Treasurer

Date: February 25, 2010